WELLS FARGO
CLEARING SERVICES, LLC

Statement of Financial Condition

Wells Fargo Clearing Services, LLC

(A Wholly Owned Limited Liability Company of Wachovia
Securities Financial Holdings, LLC)

December 31, 2020

(With Report from Independent Registered Public Accounting Firm Thereon)

WELLS FARGO CLEARING SERVICES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2020

(With Report from Independent Registered Public Accounting Firm Thereon)

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NUMBER 8-37180

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Clearing Services, LLC

	Official Use Only
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson

                                         (No. and Street)

St. Louis   **MO**   **63103**

           (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Franklin   **314-875-8577**

                                                           (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

10 South Broadway	St. Louis	MO	63102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

        [X] Certified Public Accountant
        [ ] Public Accountant
        [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Franklin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Clearing Services, LLC, as of December 31, 2020, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None



Name: James Franklin
Title: Chief Financial Officer



Notary Public

DIANA JUELFS
My Commission Expires
July 21, 2024
St. Louis City
Commission #20869714

This report ** contains (check all applicable boxes):

[X]	(a)	Facing Page.
[X]	(b)	Statement of Financial Condition.
[ ]	(c)	Statement of Income (Loss) or, if there is other comprenhensive income in the period(s) presented, a Statement of Comprenhensive Income (as defined in 210.1-02 of Regulation S-X).
[ ]	(d)	Statement of Changes in Financial Condition.
[ ]	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ]	(g)	Computation of Net Capital.
[ ]	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ]	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]	(l)	An Oath or Affirmation.
[ ]	(m)	A copy of the SIPC Supplemental Report.
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Wells Fargo Clearing Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wells Fargo Clearing Services, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

St. Louis, Missouri
February 26, 2021

WELLS FARGO CLEARING SERVICES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Assets

Cash	$	1,861,958
Cash and securities segregated under federal and other regulations		2,083,378
Securities purchased under agreements to resell		1,404,106
Receivable from brokers, dealers and clearing organizations		905,500
Receivable from customers, net		13,250,060
Loans and notes receivable from financial advisors, net		2,242,546
Securities owned, at fair value		131,595
Property, equipment and leasehold improvements, net		280,976
Lease right of use assets		431,133
Goodwill		1,236,291
Receivable from affiliates		9,506
Other assets		454,850
Total assets	$	24,291,899

Liabilities and Member's Equity

Borrowings	$	1,696,044
Securities sold under agreements to repurchase		121,335
Payable to brokers, dealers and clearing organizations		4,297,341
Payable to customers		5,129,298
Securities sold, not yet purchased, at fair value		43,031
Lease liabilities		501,150
Payable to affiliates		244,952
Accrued compensation and benefits		521,071
Deferred compensation plan liabilities		1,428,512
Accrued expenses and other liabilities		168,104
Total liabilities		14,150,838
Member's equity		10,141,061
Total liabilities and member's equity	$	24,291,899

The accompanying notes are an integral part of this Statement of Financial Condition.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

Year ended December 31, 2020

(Dollars in thousands)

(1)   Organization and Basis of Presentation

Wells Fargo Clearing Services, LLC (the Company) is wholly owned by Wachovia Securities Financial Holdings, LLC (WSFH), which is a wholly owned subsidiary of Everen Capital Corporation (Everen), which is a wholly owned subsidiary of WFC Holdings, LLC (WFCH), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in Saint Louis, Missouri. WSFH's principal operating subsidiaries are the Company and Wells Fargo Advisors Financial Network, LLC (FINET).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company is also a member of the National Futures Association (NFA) and is registered as an introducing broker with the Commodity Futures Trading Commission (CFTC).

The Company's primary business activities include securities and commodities brokerage, investment advisory, asset management services and clearing services. The Company self-clears substantially all customer security transactions except its customer commodities transactions which are cleared through ADM Investor Services, Inc. on a fully-disclosed basis.

(2)   Summary of Significant Accounting Policies

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), the most significant of which are summarized below.

Cash and securities segregated under federal and other regulations

Cash and securities segregated under federal and other regulations represents cash and qualified securities set aside to satisfy requirements under Securities Exchange Act Rule 15c3-3 (the Customer Protection Rule) of the SEC. This cash is held within a special reserve bank account for the benefit of customers.

Securities Transactions

Trading securities held to accommodate expected customer order flow are recorded on the trade date, as if they had settled. Customer securities transactions are recorded on a settlement-date basis.

Securities owned and securities sold, not yet purchased are carried at fair value. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

Year ended December 31, 2020

(Dollars in thousands)

Securities Lending Activities

Securities borrowed and securities loaned are reported as collateralized financing transactions and are recorded in receivables from and payables to brokers, dealers and clearing organizations in the accompanying Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender in exchange for securities. The market value of securities borrowed is monitored, with additional collateral obtained to ensure full collateralization. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of securities loaned. The Company minimizes credit risk associated with securities borrowed and loaned by daily monitoring collateral values and, when applicable, requiring additional collateral to be deposited with the Company as permitted under contractual provisions.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Reverse repurchase agreements are collateralized by securities with a market value in excess of the obligation under the contract which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations timely. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. The fair value of collateral related to reverse repurchase agreements was $1,435,931 as of December 31, 2020, consisting of U.S. government agency mortgage backed securities. It is the Company's policy to obtain possession and control of securities purchased under agreements to resell. The Company has segregated $121,335 of the collateral associated with its repurchase agreements.

Fair Value

Receivable from brokers, dealers and clearing organizations, receivable from customers, securities under agreements to resell, receivable from affiliates, borrowings, securities sold under agreements to repurchase, payable to brokers, dealers and clearing organizations, payable to customers and payable to affiliates are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Securities owned and sold, not yet purchased and qualifying securities for the exclusive benefit of customers under Securities Exchange Act Rule 15c3-3 (see Note 3) are recorded at fair value,

which is determined by using quoted market or dealer prices, third-party pricing services or other relevant observable information.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy as defined by US GAAP. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 10).

Derivatives

Derivatives are recorded in the Statement of Financial Condition at fair value. The Company uses derivatives as economic hedges to manage market risks associated with the Company's deferred compensation plan liability (see Note 15). In an economic hedge, the effect of change in fair value is generally offset by the unrealized gain or loss on the derivatives linked to the hedged assets and liabilities. Cash collateral related to derivatives is exchanged with the counterparty, Wells Fargo Bank, N.A. (WFBNA), and is recorded as an offset to the derivative fair value asset or liability balance in the Statement of Financial Condition. This cash collateral, also referred to as variation margin, is exchanged based upon derivative fair value changes, typically on a one-day lag.

By using derivatives, the Company is exposed to counterparty credit risk, which is the risk that counterparties to the derivative contracts do not perform as expected. If WFBNA fails to perform, the counterparty credit risk is equal to the amount reported as a derivative asset on the Statement of Financial Condition. At December 31, 2020, the Company recorded no derivative assets and $22 of derivative liabilities, which are included in accrued expenses and other liabilities in the Statement of Financial Condition.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives that range up to 40 years for buildings and up to ten years for furniture and equipment. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease. For internal-use software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized on a straight-line basis over the expected life of the asset, generally three to five years. The Company periodically reviews the estimated useful lives of its property, equipment and leasehold improvements.

Lessee Activity

The Company enters into operating lease agreements to obtain the right of use (ROU) assets for its business operations, substantially all of which are real estate. Lease liabilities and ROU assets are recognized when the Company enters into operating leases and represent its obligations and rights to use these assets over the period of the leases and may be re-measured for certain

modifications, resolution of certain contingencies involving variable consideration, or the Company's exercise of options (renewal, extension, or termination) under the lease.

Operating lease liabilities include fixed and in-substance fixed payments for the contractual duration of the lease, adjusted for renewals or terminations which were deemed probable of exercise when measured. The lease payments are discounted using a rate determined when the lease is recognized. As the Company typically does not know the discount rate implicit in the lease, the Company estimates a discount rate that it believes approximates a collateralized borrowing rate for the estimated duration of the lease. The discount rate is updated when re-measurement events occur. The related operating lease ROU assets may differ from operating lease liabilities due to initial direct costs, deferred or prepaid lease payments and lease incentives.

The Company presents operating lease related liabilities within lease liabilities and the related operating lease ROU assets in lease right of use assets in the Statement of Financial Condition.

Some of the Company's operating leases include variable lease payments which are periodic adjustments of the Company's payments for the use of the asset based on changes in factors such as consumer price indices, fair market value, tax rates imposed by taxing authorities, or lessor cost of insurance.

The Company accounts for amounts paid for maintenance or other services as lease payments.

Goodwill

Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is assessed annually, or more frequently under certain conditions, for impairment at the reporting unit level. An initial qualitative assessment of goodwill is performed. If based on that review, it is more likely than not a reporting unit's fair value is less than the carrying amount, then a quantitative analysis is performed to determine if there is goodwill impairment. If the fair value of the reporting unit exceeds its carrying value, its goodwill is not deemed to be impaired. On December 1, 2020, the Company completed its qualitative impairment assessment on its one reporting unit as of October 31, 2020, taking into account macroeconomic factors, industry and market statistics, cost trends, financial performance metrics, entity-specific events, key industry metrics, and events that affect the reporting unit. The Company concluded that there was no impairment.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under Financial Accounting Standards Board Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company's taxable income is reported in the tax return of Everen. There are no tax sharing agreements between the Company

and Everen. Certain states and foreign jurisdictions may subject the Company to entity-level taxation as a single member limited liability company. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by tax authorities for years 2011 and forward.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the Statement of Financial Condition. Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2020, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Other

Other assets consist primarily of accrued revenue, dividends receivable, correspondent broker-dealer receivables and prepaid expenses. Accrued expenses and other liabilities consist primarily of vendor payables, tax withholding payables, dividends payable, and legal reserves.

Accounting guidance adopted in 2020

ASC Topic 326 *Financial Instruments - Credit Losses* (CECL) changes the accounting for the measurement of credit losses on loans and debt securities. For loans and held-to-maturity debt securities, the new guidance requires measurement of a current expected credit loss to estimate the allowance for credit losses for the remaining contractual term, adjusted for prepayments, of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. The Company adopted the guidance on January 1, 2020 using the modified retrospective method with a $765 cumulative-effect reduction to member's equity at adoption. Further discussion on CECL impact can be found in Note 8, *Receivable from and Payable to Customers* and Note 13, *Loans and Notes Receivable from Financial Advisors, Net.*

(3)   Cash and Securities Segregated Under Federal and Other Regulations

The Company is required to segregate funds in a special reserve bank account for the exclusive benefit of customers under the Customer Protection Rule. The Company performs the computation for assets in the proprietary accounts of broker-dealers (PAB) in accordance with the computation set forth in the Customer Protection Rule, which enables broker-dealers to include PAB assets as allowable assets in their net capital computations, to the extent allowable under

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

Year ended December 31, 2020

(Dollars in thousands)

Securities Exchange Act Rule 15c3-1 (the Net Capital Rule). At December 31, 2020, the Company segregated qualifying securities with a fair value of $1,349,821 and cash of $662,119 for the exclusive benefit of customers, of which $2,011,787 met the definition of segregated funds pursuant to the Customer Protection Rule. The Company also segregated cash of $71,438 in a special reserve bank account for PAB as of December 31, 2020.

(4)   Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers. The Company is permitted to repledge or sell these securities held as collateral. At December 31, 2020, the fair value of this collateral was $18,021,523, of which $5,482,803 had been repledged by the Company. The collateral is received predominately from customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(5)   Offsetting of Securities Financing Agreements

Repurchase and resale activities are subject to master repurchase agreements (MRA) and securities borrowing and lending agreements are subject to master securities lending agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings.

Collateral pledged consists of non-cash instruments, such as securities, and is not netted in the Statement of Financial Condition against the related collateralized asset or liability. The Company receives securities as collateral that are not recognized in the Statement of Financial Condition. Collateral received or pledged may be increased or decreased over time to maintain certain contractual thresholds as the assets or liabilities underlying each arrangement fluctuate in value. While certain agreements may be over-collateralized, US GAAP requires the disclosure to limit the amount of such collateral to the amount of the related recognized asset or liability.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

Year ended December 31, 2020

(Dollars in thousands)

The following table shows the Company's securities financing agreements as of December 31, 2020:

Assets:

Resale and securities borrowing agreements

Gross amounts recognized	$	2,075,930
Gross amounts offset in Statement of Financial Condition		—
Net amounts in Statement of Financial Condition (1)		2,075,930
Non-cash collateral received not recognized in Statement of Financial Condition (2)		2,061,607
Net amount	$	14,323

Liabilities:

Repurchase and securities lending agreements

Gross amounts recognized	$	4,261,698
Gross amounts offset in Statement of Financial Condition		—
Net amounts in Statement of Financial Condition (3)		4,261,698
Non-cash collateral pledged not recognized in Statement of Financial Condition (4)		4,209,225
Net amount	$	52,473

(1) Includes $1,404,106 reported in securities purchased under agreements to resell and $671,824 reported in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.
(2) Represents the fair value of non-cash collateral received under enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized asset receivable from each counterparty.
(3) Includes $121,335 reported in securities sold under agreements to repurchase and $4,140,363 reported in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.
(4) Represents the fair value of non-cash collateral pledged, related to enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized liability owed to each counterparty.

(6) Repurchase and Securities Lending Arrangements

Securities sold under repurchase agreements and securities lending arrangements are effectively short-term collateralized borrowings. While not a material risk, there is the residual risk that a counterparty may default and the Company would be exposed to declines in the market value of the collateral securing these transactions. Credit risk associated with these transactions is subject to many factors such as the liquidity of the collateral and the strength of the counterparties involved. The Company attempts to mitigate these risks by the fact that the majority of the securities financing activities involve highly liquid securities. The Company also monitors the financial strength of the counterparties, the fair value of collateral pledged relative to repurchase and securities lending contracts and that collateral is properly returned through the clearing and settlement process.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

Year ended December 31, 2020

(Dollars in thousands)

The following table provides the underlying collateral types of the gross obligations under securities lending agreements as of December 31, 2020:

	Total Gross Obligation
Repurchase agreements (1)	
U.S. agency obligations (2)	$ 121,335
Securities lending (1)	
U.S. government and agency obligations	87,430
Corporate obligations	69,230
Equity securities	3,983,703
Total securities lending (3)	4,140,363
Total repurchases and securities lending	$ 4,261,698

(1) Repurchase and securities lending transactions are conducted under enforceable MRAs and MSLAs that allow either party to terminate the transaction on demand. These transactions are considered continuous obligations.
(2) Amount is reported in securities sold under agreements to repurchase in the Statement of Financial Condition.
(3) Amount is reported in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

(7)   Receivable from and Payable to Brokers, Dealers and Clearing Organizations

The Company's receivables from brokers, dealers and clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. As a result of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Receivable from and payable to brokers, dealers and clearing organizations consists of the following at December 31, 2020:

Receivable from brokers, dealers and clearing organizations:

Deposits paid for securities borrowed	$	671,824
Securities failed to deliver		32,912
Receivable from clearing organizations		181,990
Receivable from broker-dealers		18,774
	$	905,500

Payable to brokers, dealers and clearing organizations:

Deposits received from securities loaned	$	4,140,363
Securities failed to receive		20,191
Payable to clearing organizations		76,028
Payable to broker-dealers		60,759
	$	4,297,341

(8)   Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with the settlement of cash transactions and securities-based lending transactions. Receivable from customers consists primarily of non-purpose and margin loans to customers, customer cash debits and certain other customer receivables associated with brokerage customer transactions conducted at WFBNA. Payable to customers consists primarily of customer free credits.

Margin and non-purpose loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. The borrowers of a non-purpose or margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process, monitors customer activity, and assesses the amount of unsecured customer receivables for exposure. When the receivable from a brokerage customer is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral.

On January 1, 2020, the Company adopted CECL and recorded a $4,636 decrease to its allowance for doubtful accounts related to receivables from customers as part of a cumulative effect adjustment to member's equity. Under CECL, the Company has not elected to use the collateral maintenance provision practical expedient for any loans to its customers. Receivable from customers is reported net of the allowance for doubtful accounts, which was $6 at December 31, 2020.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

Year ended December 31, 2020

(Dollars in thousands)

(9)   Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2020, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities owned	Securities sold, not yet purchased
Bankers' acceptances, commercial paper and certificates of deposit	$ 4,838	$ —
U.S. government and agency obligations	64,590	30,451
State and municipal government obligations	45,194	16
Corporate obligations	14,421	12,512
Equity securities	2,552	52
Total	$ 131,595	$ 43,031

(10)   Fair Value Measurement

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

Securities owned and sold, not yet purchased are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. The Company uses quoted prices in active markets where available and will classify such instruments as Level 1 of the fair value hierarchy. Examples include certain equity securities and some highly liquid government securities such as U.S. government obligations.

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include bankers' acceptances, commercial paper and certificates of deposit, certain U.S.

government and agency obligations, state and municipal government obligations, corporate obligations and certain equity securities.

The balances of assets and liabilities measured at fair value by level as of December 31, 2020, are as follows:

	Total	Level 1	Level 2	Level 3
Securities segregated under federal regulations:				
U.S. government obligations	$ 1,349,821	$ 1,349,821	$ —	$ —
Securities owned:				
Bankers' acceptances, commercial paper and certificates of deposit	$ 4,838	$ —	4,838	$ —
U.S. government and agency obligations	64,590	60,602	3,988	—
State and municipal government obligations	45,194	—	45,194	—
Corporate obligations	14,421	—	14,421	—
Equity securities	2,552	—	2,552	—
Total securities owned	$ 131,595	$ 60,602	$ 70,993	$ —
Securities sold, not yet purchased:				
Bankers' acceptances, commercial paper and certificates of deposit	$ —	$ —	—	$ —
U.S. government and agency obligations	30,451	28,138	2,313	—
State and municipal government obligations	16	—	16	—
Corporate obligations	12,512	—	12,512	—
Equity securities	52	—	52	—
Total securities sold, not yet purchased	$ 43,031	$ 28,138	$ 14,893	$ —

(11)   Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2020:

Property and leasehold improvements	$ 530,404
Furniture and equipment	171,589
Capitalized software	20,082
Communications and computer equipment	1,798
	723,873
Accumulated depreciation and amortization	(442,897)
Total	$ 280,976

(12)   Transactions with Related Parties

Services Provided by Affiliates

The Company has service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operations, product support and general and administrative support services.

The Company has agreements with WFC and its affiliates for general and administrative services which are directly billed.

The Company receives investment advisory services from Wells Fargo Funds Management, LLC (WFFM), WFBNA, and Wells Fargo Investment Institute, Inc.

Clearing Services

The Company provides retail clearing services for its affiliates, FINET and Wells Fargo Securities, LLC (WFS). The Company collects revenues from customers on behalf of these affiliates from which it deducts its retail clearing service fees. At December 31, 2020, the Company owed $16,126 to FINET and $154 to WFS which is included in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

In conjunction with the retail clearing services provided to FINET, the Company funds margin and non-purpose loans of FINET's retail customers.

The Company enters into securities transactions with affiliates. At December 31, 2020, the Company had securities failed to receive of $289 from WFBNA which is included in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition. At December 31, 2020, the Company had securities failed to deliver of $419 to WFBNA, which is included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

Year ended December 31, 2020

(Dollars in thousands)

Bank Sweep

The Company has arrangements with affiliated banks under which it offers a bank deposit product that allows customers' available cash balances to be swept into overnight deposit accounts.

Money Market and Mutual Funds

The Company has arrangements with WFFM and Wells Fargo Asset Management Luxembourg S.A. (WFAML), in which it receives revenue for continuing due diligence, training, operations, marketing, and system support. As of December 31, 2020, a receivable of $5,053 from WFFM related to these arrangements is included in receivable from affiliates in the Statement of Financial Condition.

The Company earns fees from WFFM and Wells Fargo Funds Distributor, LLC (WFFD) for providing support and services in connection with client assets under management. As of December 31, 2020, a receivable of $2,555 from WFFM and WFFD related to these fees is included in receivable from affiliates in the Statement of Financial Condition.

The Company has an agreement with WFFM in which it receives administrative services fee revenue from mutual fund companies in return for providing certain record keeping and other services to those funds. As of December 31, 2020, a receivable of $680 from WFFM related to this agreement is included in receivable from affiliates in the Statement of Financial Condition.

The Company has an agreement with FINET to pay mutual fund administrative services fees earned on FINET customer balances to FINET.

The Company sells certain aggregated mutual fund sales data to third party and affiliated mutual fund companies.

Receivables of $5,307 and $59 from WFBNA and WFAML respectively related to settlement of money market overnight deposit balances are included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

Securities Lending Activities

The Company had $106,544 due from WFS related to securities borrowed at December 31, 2020, which is included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

At December 31, 2020, the Company also had $2,550,472 payable to WFS related to securities loaned, which is included in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

Year ended December 31, 2020

(Dollars in thousands)

Securities Purchased/Sold Under Agreements to Resell/Repurchase

The Company participates in reverse repurchase agreements with WFCH and WFBNA. At December 31, 2020, the Company had $1,404,106 outstanding with WFCH, which is included in securities purchased under agreements to resell in the Statement of Financial Condition.

Other

The Company has executed an equity total return swap agreement with WFBNA to economically hedge its deferred compensation liability (see Note 15). At December 31, 2020, the Company had $1,728 outstanding dividends receivable related to this arrangement, which is included in other assets in the Statement of Financial Condition.

Certain customer brokerage transactions are conducted at WFBNA. These transactions are settled on the following business day. At December 31, 2020, the Company had a payable to WFBNA totaling $207,827, which is included in payable to affiliates in the Statement of Financial Condition.

At December 31, 2020, the Company had $1,218 outstanding from WFC and its affiliates for other shared services not disclosed above, which is included in receivable from affiliates in the Statement of Financial Condition. The Company also owed $37,125 to WFC and its affiliates for payroll, technology and other shared services, which is included in payable to affiliates in the Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(13) Loans and Notes Receivable from Financial Advisors, Net

Loans and notes receivable from financial advisors represent amounts provided to financial advisors primarily as recruitment and other performance incentives. Certain amounts provided to financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the financial advisor's gross production or on a fixed repayment schedule. The amortization period for the loans does not exceed fourteen years.

In response to the Coronavirus Disease 2019 (COVID-19) pandemic, the Company provided financial advisors an optional six-month deferment program to suspense any loan or note receivable arrangement for any financial advisor that opted into the program. The loan re-payment suspension began in May 2020 and lasted through October 2020, at which time they were reactivated and continued as normal. The term of each participants' loan contract was extended six months.

Under CECL, all loans and notes receivable from financial advisors have an allowance for doubtful accounts from the inception of the loan. This allowance is calculated based on historical

loan collection experience of the Company. On January 1, 2020, the Company adopted CECL and recorded a $5,401 increase to its allowance for doubtful accounts related to loans and notes receivable from financial advisors as part of a cumulative effect adjustment to member's equity. Loans and notes receivable from financial advisors are reported net of the allowance for doubtful accounts of $201,832 as of December 31, 2020.

(14)   Financing

The Company had available $2,000,000 in an uncommitted unsecured line of credit agreement with WFCH. At December 31, 2020, the Company had a balance of $1,696,044 on this line of credit included in borrowings in the Statement of Financial Condition. This agreement is a long-term line of credit with a termination date of February 10, 2023. The interest rate on this agreement is based on three-month LIBOR rate plus 51 basis points.

In addition, the Company had available $2,000,000 in an uncommitted unsecured line of credit agreement and an additional $2,000,000 in a committed unsecured line of credit agreement with WFCH. At December 31, 2020, the Company did not have a balance outstanding on either of these lines of credit. These agreements are long-term lines of credit with a termination date of September 22, 2023. The interest rate on these agreements is based on three-month LIBOR rate plus 50 basis points.

(15)   Employee Benefits and Deferred Compensation Plans

Defined Contribution Retirement Plans

WFC sponsors a qualified defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. Eligible employees who complete one year of service are eligible for quarterly company matching contributions, which are generally dollar for dollar up to 6% of an employee's eligible certified compensation. Matching contributions are 100% vested. The 401(k) Plan includes an employer discretionary profit sharing contribution feature to allow WFC to make a contribution to eligible employees' 401(k) Plan accounts for a plan year. Eligible employees who complete one year of service are eligible for profit sharing contributions. Profit sharing contributions are vested after three years of service.

Deferred Compensation and Stock-Based Compensation Plans

The Company maintains various unfunded deferred compensation plans in which select groups of employees are participants, as defined by the individual plans. Certain plans include awards subject to specific vesting dates or salary deferrals as defined in the individual plans.

Certain of the deferred compensation plans allow the participants to select a rate of return option which tracks the return on selected financial instruments. In May 2020, the Company entered into arrangements to transition economic hedges of the deferred compensation liability from equity securities to derivative instruments. Derivative transactions can be measured in terms of notional

amount, but this amount is not recorded in the Statement of Financial Condition and is not, when viewed in isolation, a meaningful measure of the risk profile of the instruments. The notional amount is generally not exchanged, but is used only as the basis of which interest and other payments are determined. At December 31, 2020, the notional amount of derivative contracts was $1,366,289.

The Company participates in various stock-based compensation plans of WFC under which restricted shares, restricted stock rights (RSRs) and performance share awards (PSAs) may be granted periodically to certain employees. Restricted stock RSRs and PSAs generally vest over three to five years, during which time the holder may be entitled to receive additional RSRs, PSAs or cash payments equal to the cash dividends that would have been paid had the RSRs or PSAs been issued and outstanding shares of common stock. RSRs and PSAs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying award.

Other Benefits

WFC provides health care and other benefits for certain active and retired employees. The Company reserves the right to amend, modify or terminate any of the benefits at any time.

(16) Dividends

For the year ended December 31, 2020, the Company did not declare or pay any dividends to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(17) Net Capital

The Company is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. The Company elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, which was $79,513 at December 31, 2020. The Company is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the Commodity and Exchange Act, which requires that the Company maintain minimum net capital, as defined, equal to $1,500.

At December 31, 2020, the Company had net capital of $5,586,850 which was $5,507,337 in excess of its required minimum net capital. At December 31, 2020, The Company's net capital balance was 140.53% of aggregate debit balances.

(18) Financial Instruments with Off-balance Sheet Risk

In the normal course of business, the Company has activities that involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill

its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. The Company also offers non-purpose loans to its customers through a revolving line collateralized by the customers' cash and securities. These transactions may expose the Company to significant off-balance-sheet risk in the event margin and other contractual collateral are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin and other contractual collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin and other contractual collateral levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2020, the Company's unfunded extensions of credit related to non-purpose loan contracts was $39,210,128.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(19)   Leasing Activity

The Company leases office space primarily related to its branch network under operating leases expiring at various dates through the year 2030.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

Year ended December 31, 2020

(Dollars in thousands)

Minimum future rental payments on operating leases at December 31, 2020 are displayed in the following table. Information on the remaining average lease term and discount rate are also included below.

Years ending December 31:		Lease payments (in thousands, except for weighted averages)
2021	$	131,438
2022		122,766
2023		96,214
2024		70,343
2025		45,639
Thereafter		75,240
Total lease payments		541,640
Less: imputed interest		40,490
Total operating lease liabilities	$	501,150
Weighted average remaining lease term (in years)		4.9
Weighted average discount rate		3.4 %

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares rent expense. Some of the Company's leases contain escalation clauses and renewal options. The Company does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that the Company will exercise them. As of December 31, 2020, the Company had additional operating lease commitments of $11,326 for leases not yet commenced. These leases will commence in 2021 and have lease terms of less than 9 years.

(20)   Restructuring Charges

WFC is pursuing various initiatives to reduce expenses and create a more efficient and streamlined organization. Actions from these initiatives may include reorganizing and simplifying business processes and structures, reducing headcount, optimizing third-party spending, including for WFC's technology infrastructure, and rationalizing branch and administrative locations, which may include consolidations and closures. The evaluation of potential actions will continue in future periods.

(21)   Guarantees, Commitments and Contingent Liabilities

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its

obligations to an exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if an exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Litigation and Regulatory Matter Contingencies

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising from the conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense and will deny liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Reserves are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

On February 2, 2018, WFC entered into a consent order with the Board of Governors of the Federal Reserve System (FRB). As required by the consent order, the WFC Board of Directors submitted to the FRB a plan to further enhance its governance and oversight of WFC, and WFC submitted to the FRB a plan to further improve WFC's compliance and operational risk management program. WFC continues to engage with the FRB as WFC works to address the consent order provisions. The consent order requires WFC, following the FRB's acceptance and approval of the plans and WFC's adoption and implementation of the plans, to complete an initial third-party review of the enhancements and improvements provided for in the plans. Until this third-party review is complete and the plans are approved and implemented to the satisfaction of the FRB, WFC's total consolidated assets will be limited to the level as of December 31, 2017. Compliance with this asset cap is measured on a two-quarter daily average basis to allow for management of temporary fluctuations. After removal of the asset cap, a second third-party review must also be conducted to assess the efficacy and sustainability of the enhancements and improvements.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include non-cancelable clauses and indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

Year ended December 31, 2020

(Dollars in thousands)

events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected in the Statement of Financial Condition as of December 31, 2020, related to these indemnification clauses.

COVID-19

The COVID-19 pandemic has impacted the Company's business operations, and the ultimate impact will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities in response to the pandemic. Although certain economic conditions showed signs of improvement in the latter part of 2020, impacts of the COVID-19 pandemic may continue to affect the Company's results in the future.

(22)   Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2020 through February 26, 2021, the date the Company issued its Statement of Financial Condition. During this period, there have been no other material subsequent events except as disclosed in Note 20, *Restructuring Charges* that would require recognition or disclosure in the Statement of Financial Condition.